FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d - 16 of

the Securities Exchange Act of 1934

Earnings Release issued on March 2, 2004

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EUROTEL BRATISLAVA REPORTS STRONG GROWTH IN REVENUE

AND EBITDA FOR 2003

•	Mobile service revenues increased 27% to Sk10 billion in 2003

•	1,613,476 mobile customers at the end of 2003, a 24% increase over 2002

•	EBITDA increased 40% in 2003 to Sk4.4 billion

•	EBITDA margin increased to 39.6%, as compared to 34.6% in 2002

•	Net income rose 90% to Sk1.1 billion

Slovakia, Bratislava, March 2, 2004 – EuroTel Bratislava a.s. (“EuroTel,” the “Company,” or “we”), a leading telecommunications company in the Slovak Republic, today announced earnings before interest, taxes, depreciation and amortization (EBITDA) of Sk1,089 million (Euro 26.51 million) for the quarter ended December 31, 2003. This number represented a 32% improvement over EBITDA of Sk823 million (Euro 19.71 million) during the fourth quarter of 2002. The Company’s EBITDA margin (EBITDA divided by total revenues) was 35% in the fourth quarter of 2003, as compared to 33% in the same period of 2002. EuroTel reported EBITDA of Sk4,432 million (Euro 107.71 million) for the twelve months of 2003, a 40% improvement over EBITDA of Sk3,159 million (Euro 75.71 million) for the same period of 2002. The Company’s EBITDA margin was 40% in the twelve months of 2003, as compared to 35% in the twelve months of 2002.

The Company also announced that it ended the fourth quarter of 2003 with 1,613,476 customers, a 24% increase over the customer count of 1,298,462 as of December 31, 2002.

Net customer additions amounted to 156,459 in the fourth quarter of 2003, a 57% increase over the 99,885 net customer additions in the same period of the prior year. In 2003, net customer additions were 315,014, a 14% increase over the 277,167 net customer additions in the prior year.

EuroTel’s CEO Robert Chvátal said: “Throughout 2003 and particularly in fourth quarter of last year, we have been able to do a number of things right. We have accelerated the growth of our customer base towards the end of the year and we believe this has resulted in growth of our market share of active customers. At a time when competition is focused mostly on low-usage customers, we have increased ARPU (Average Revenue Per User) by 6% in 2003, which is the driving force behind our strong growth in revenue and recent gains in market share of mobile service revenue.

“In 2003, EuroTel continued its effort to improve the GSM coverage throughout Slovakia as well as to provide an innovative approach in how it offers new products and structures its services. This has resulted in EuroTel’s gains in the area of high-value customers, improved customer loyalty of its base as well as a share of revenue from data services of over 10% of the ARPU.” added Robert Chvátal.

[1]	Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk).
At December 31, 2003, Euro 1 = Sk41.161. At December 31, 2002, Euro 1 = Sk41.722.
At February 4, 2004, Euro 1 = Sk40.674
(Source: National Bank of Slovakia) Euro amounts are presented as convenience translations only.

Ivan Bošňák, EuroTel’s Chief Financial Officer, noted: “We had an excellent year, whether I look at revenue growth or improvement of margins. We generated sizeable cash flow in 2003 and although we have continued a significant roll out of infrastructure for our GSM network, for both capacity and coverage reasons, we ended 2003 with positive free cash flow. This has positioned us very well with respect to the refinancing opportunities that we have been recently exploring and which will materialize in the first quarter of 2004.”

Operating Performance

EuroTel’s 30.6% increase in mobile service revenues for the fourth quarter of 2003 over the same period of 2002 was primarily driven by growth in the number of both postpaid and prepaid customers, as well as by an increase in blended ARPU.2

Postpaid ARPU decreased from Sk1,603 in the fourth quarter of 2002 to Sk1,501 in the same period of 2003. However, prepaid ARPU increased from Sk242 to Sk257 during the same period. The blended ARPU increased from Sk568 to Sk602 as our marketing initiatives were successful in stimulating increased usage in both voice and SMS traffic per average user.

For the year 2003, postpaid ARPU decreased to Sk1,578 compared to Sk1,650 in 2002. However, prepaid ARPU increased from Sk225 in 2002 to Sk255 in 2003. The blended ARPU increased from Sk564 to Sk595 in 2003.

As of December 31, 2003, the Company had 1,613,476 mobile customers, comprised of 457,866 GSM postpaid customers, 1,153,742 GSM prepaid customers and 1,868 NMT customers. This represents an increase of 24.3% from the 1,298,462 total mobile customers the Company had at December 31, 2002.

Total revenues, including revenues related to mobile equipment and other sales, as well as revenues from managed data network services, increased by 25.1% to Sk3,137 million in the fourth quarter of 2003. Our cost of sales and services for the fourth quarter of 2003 increased by 21.1% to Sk1,414 million; primarily as a result of the 24.9% growth in mobile equipment costs and other cost of sales driven by our focus on acquiring new postpaid customers.

Fourth quarter 2003 gross profit increased by 28.5% to Sk1,723 million. Gross profit margin for the period increased to 54.9%, up from 53.5% in the fourth quarter of 2002. This increase in gross profit margin was mainly due to higher revenues from mobile services resulting from the increased customer base and stimulated usage of both voice and SMS services. Prepaid acquisition costs per added customer declined to Sk249 from Sk555 in the fourth quarter of 2002. Postpaid acquisition cost per added customer decreased in fourth quarter of 2003 to Sk3,989 from Sk4,125 in the same period of 2002.

For the year ended December 31, 2003, revenues increased by 22.4% to Sk11.2 billion and cost of sales increased by 13.9% to Sk4.6 billion. Gross profit increased by 29.0% to Sk6.6 billion in the same period. Gross margin increased to 59.1%, up from 56.1% in the twelve months of 2002, mainly as a result of higher revenue growth and lower international interconnection costs.

[2]	Blended ARPU represents a weighted average of the ARPU of our prepaid and postpaid customers

The Company reported an operating profit of Sk602 million for the fourth quarter of 2003, compared with an operating profit of Sk220 million for the same period of the prior year. The increase in operating profit was primarily due to accelerating growth in revenue as well as efficiencies achieved in the area of operating expenses.

The Company incurred net finance costs of Sk702 million compared to the net finance costs of Sk138 million in the fourth quarter of 2002. This increase in net finance costs was primarily due to one-off recognition of finance costs amounting to Sk521 million in connection with contemplated early redemption of Euro-denominated long term notes in 2004. In addition, EuroTel recorded lower foreign exchange gains arising mainly on our Euro-denominated long-term notes in fourth quarter 2003, as compared to the same period of 2002, primarily as a result of the lower appreciation of the Slovak Crown against the Euro, which is the currency in which all our borrowings are denominated.

On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003 respectively, EuroTel entered into four Euro/Sk cross-currency interest rate swaps to hedge its exposure to the Euro/Sk exchange rate risk in connection with the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of its Euro-denominated Senior Guaranteed Notes due 2007. The interest expense on borrowings in the year ended December 31, 2003 increased due to the higher hedged exchange rates used, which were the result of these cross-currency interest rate swaps aimed at hedging 100% of our exposure to Euro/Sk exchange rate risk in connection with the aforementioned interest payments.

EuroTel recorded net income of Sk12 million in the fourth quarter of 2003, as compared to net income of Sk52 million in the fourth quarter of 2002. For the year ended December 31, 2003, EuroTel reached a net profit of Sk1,115 million, as compared to a net profit of Sk586 million for the twelve months of 2002.

Financial Condition

Debt. Gross debt as of December 31, 2003 totaled Sk7.1 billion and consisted of our Euro-denominated Senior Guaranteed Notes due 2007 (the “Notes”), including the interest accrued thereon, and the related liabilities resulting from the expected early redemption of the Notes, as stated further below.

On March 23, 2000, the Company’s financing subsidiary, Slovak Wireless Finance Company B.V., issued seven-year Senior Guaranteed Notes at a coupon rate of 11.25%, for total gross proceeds of Euro 175 million. Euro 90.5 million of these proceeds were used to pay down then-existing bank debt. The remaining net proceeds were, and currently continue to be, used to fund network expansions, customer acquisitions, costs relating to our UMTS license and general corporate purposes.

In April 2001, the Company finalized an increase in ordinary share capital by capitalizing all outstanding shareholder loans and accrued interest thereon then outstanding in an aggregate value of Sk3,059 million.

During the second half of 2001, EuroTel repurchased Euro 15 million of the Senior Guaranteed Notes in a series of open-market transactions for a total net consideration of Sk687 million. As a result, EuroTel’s gross debt decreased to Euro 160 million as of October 31, 2001.

In December 2003, EuroTel retained Citibank, N.A. and Všeobecná úverová banka, a.s., a member of Gruppo Banca Intesa, as mandated lead arrangers of a credit facility in the aggregate principal amount of Sk6 billion, to provide funds for a planned early redemption of all amounts outstanding under the Senior Notes. EuroTel’s subsidiary SWFC intends to redeem the Notes in March 2004. For purposes of raising the necessary funds, on December 5, 2003 EuroTel and the arranging banks signed a Commitment Letter to underwrite a Sk6 billion syndicated credit facility. As of December 31, 2003 EuroTel revised estimated future cash flows under the Senior Guaranteed Notes to include the expected repayment of the Notes principal, interest and a redemption premium of 5.625% on March 30, 2004. Based on these revisions, EuroTel adjusted the carrying amount of the Notes to reflect the revised estimated cash flows discounted by the original effective interest rate of the Senior Guaranteed Notes.

On February 4, 2004, EuroTel entered into a series of Credit Agreements with Citibank, N.A. and Všeobecná úverová banka, a.s., as Mandated Lead Arrangers; other participating banks as Lenders; and Citibank (Slovakia) a.s., as Agent, to secure a series of credit facilities in an aggregate principal amount of up to Sk6 billion (Euro 147.51 million), to provide funds for a possible early redemption of all amounts outstanding under the Euro 175 million Senior Guaranteed Notes due 2007.

On February 26, 2004, SWFC published in the Luxemburger Wort a notice of redemption of all Senior Guaranteed Noted due 2007 on March 30, 2004 at a redemption price of 105.625% of the principal amount of the Notes. The Bank of New York will act as paying agent for the redemption, which will be effectuated through Euroclear Systems and Clearstream Banking, société anonyme. For any questions pertaining to the Redemption, please contact Daniel Wynne at the Bank of New York on +44 20 7964 6337.

Capital Expenditures. EuroTel invested Sk831 million in property, plant and equipment in the fourth quarter of 2003, down from Sk1,016 in the same period of the previous year. Total capital expenditure for 2003 reached Sk3,047 million, an increase from Sk2,887 million for 2002. This increase primarily reflects the cost of expansion of our mobile service coverage in select locations as well as the capacity added to better serve our growing customer base.

Liquidity. During the fourth quarter of 2003, the Company funded its operations, capital expenditures and handset purchases with internally generated cash flow as well as a portion of the proceeds from its March 2000 bond offering. Cash on hand at the end of the quarter was Sk2,093 million. Short term investments were maintained at Sk1,216 million. In the fourth quarter of 2003, the Company generated positive free cash flow (net cash from operating activities and from the disposal of property and equipment less capital expenditure) of Sk317 million as compared to negative free cash flow of Sk1,228 million in the same period of the previous year. This was mainly due to the payment of the second installment of Sk999 million in October 2002 for the UMTS license which was granted pursuant to a public tender in July 2002.

During the twelve months of 2003, the Company generated positive free cash flow of Sk804 million as compared to the negative free cash flow of Sk2,013 million (including the Sk1,499 million paid for UMTS license as stated above) generated during the previous year. The improvement is mainly attributable to the accelerating growth in revenue and to positive developments in working capital management.

[1]	Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk).
At December 31, 2003, Euro 1 = Sk41.161. At December 31, 2002, Euro 1 = Sk41.722.
At February 4, 2004, Euro 1 = Sk40.674
(Source: National Bank of Slovakia) Euro amounts are presented as convenience translations only.

Operating Highlights

	Fourth Quarter
	2003	2002	% Change
Total Mobile Customers	1,613,476	1,298,462	24.3%
Net Mobile Customer Additions	156,459	99,885	56.6%
Average Monthly Churn	2.17%	1.98%	9.6%
Average Monthly billable Minutes of Use (MoU) per Customer	84	84	—
Monthly ARPU	Sk602	Sk568	6.0%

Ending Number of Employees*	1,270	1,156	9.9%

Slovak Crowns (in millions)	Fourth Quarter
	2003	2002	% Change
Revenues	3,137	2,508	25.1%
Gross Margin	1,723	1,341	28.5%
EBITDA	1,089	823	32.3%
Operating Profit	602	220	173.6%
Net Income	12	52	(76.9)%

	Twelve months
	2003	2002	% Change
Total Mobile Customers	1,613,476	1,298,462	24.3%
Net Mobile Customer Additions	315,014	277,167	13.7%
Average Monthly Churn	1.63%	1.63%	—
Average Monthly billable Minutes of Use (MoU) per Customer	83	82	1.2%
Monthly ARPU	Sk595	Sk564	5.5%

Ending Number of Employees*	1,270	1,156	9.9%

Slovak Crowns (in millions)	Twelve months
	2003	2002	% Change
Revenues	11,192	9,144	22.4%
Gross Margin	6,620	5,130	29.0%
EBITDA	4,432	3,159	40.3%
Operating Profit	2,570	1,334	92.7%
Net Income	1,115	586	90.3%

*	Includes both full-time and temporary employees, expressed as number of full-time equivalent employees, based on a 40 hour work week.

For more information, contact:

Ivan Bošňák	Marilena LaRosa
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x208
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of December 31, 2003, the Company’s GSM and NMT mobile networks covered approximately 99% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

Attached are Selected Consolidated Financial Information and Condensed Consolidated Balance Sheets of EuroTel for the three and twelve months ended December 31, 2003 and 2002, prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and interpretations issued by the International Accounting Standards Board.

EUROTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF FOURTH QUARTER 2003 WITH FOURTH QUARTER 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	4Q03		4Q02		% Change
Revenues
Mobile service revenues	2,746,434		2,103,068		30.6%
Mobile equipment and other sales	278,910		277,356		0.6%
Managed data network service revenues	111,205		127,217		(12.6)%

Total revenues	3,136,549		2,507,641		25.1%

Cost of sales and services
Mobile service cost of sales	684,641		584,590		17.1%
Mobile equipment and other cost of sales	687,646		550,534		24.9%
Managed data network service cost of sales	41,327		31,892		29.6%

Total cost of sales	1,413,614		1,167,016		21.1%

Gross profit	1,722,935	54.9%	1,340,625	53.5%	28.5%

Operating expenses
Advertising, marketing and sales expense	139,014		153,964		(9.7)%
Depreciation and amortization	486,840		603,032		(19.3)%
Other operating expenses	494,795		363,419		36.2%

Operating profit	602,286		220,210		173.5%
Finance costs	701,774		138,073		408.3%
Taxes	(111,249)		29,758		(473.8)%

Net income	11,761		52,379		(77.5)%

EBITDA*	1,089,126		823,242		32.3%
EBITDA margin**	34.7%		32.8%		5.8%
SG&A as a % of revenue	20.2%		20.6%		(1.9)%

*	EBITDA - earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin - EBITDA divided by total revenues

EUROTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF FOURTH QUARTER 2003 WITH THIRD QUARTER 2003

(in thousands of Slovak Crowns)

Statement of Operations Data	4Q03		3Q03		% Change
Revenues
Mobile service revenues	2,746,434		2,604,921		5.4%
Mobile equipment and other sales	278,910		181,322		53.8%
Managed data network service revenues	111,205		130,543		(14.8)%

Total revenues	3,136,549		2,916,786		7.5%

Cost of sales and services
Mobile service cost of sales	684,641		683,356		0.2%
Mobile equipment and other cost of sales	687,646		486,151		41.4%
Managed data network service cost of sales	41,327		41,730		(1.0)%

Total cost of sales	1,413,614		1,211,237		16.7%

Gross profit	1,722,935	54.9%	1,705,549	58.5%	1.0%

Operating expenses
Advertising, marketing and sales expense	139,014		111,280		24.9%
Depreciation and amortization	486,840		474,153		2.7%
Other operating expenses	494,795		411,067		20.4%

Operating profit	602,286		709,049		(15.1)%
Finance costs	701,774		106,168		561.0%
Taxes	(111,249)		164,458		(167.6)%

Net income	11,761		438,423		(97.3)%

EBITDA*	1,089,126		1,183,202		(8.0)%
EBITDA margin**	34.7%		40.6%		(14.5)%
SG&A as a % of revenue	20.2%		17.9%		12.8%

*	EBITDA - earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin - EBITDA divided by total revenues

EUROTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF YEAR ENDED DECEMBER 31, 2003

WITH YEAR ENDED DECEMBER 31, 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	2003		2002		% Change
Revenues
Mobile service revenues	9,953,601		7,844,414		26.9%
Mobile equipment and other sales	751,459		821,467		(8.5)%
Managed data network service revenues	486,718		477,678		1.9%

Total revenues	11,191,778		9,143,559		22.4%

Cost of sales and services
Mobile service cost of sales	2,553,543		2,236,020		14.2%
Mobile equipment and other cost of sales	1,856,400		1,637,121		13.4%
Managed data network service cost of sales	161,981		140,115		15.6%

Total cost of sales	4,571,924		4,013,256		13.9%

Gross profit	6,619,854	59.1%	5,130,303	56.1%	29.0%

Operating expenses
Advertising, marketing and sales expense	510,650		469,083		8.9%
Depreciation and amortization	1,862,015		1,825,426		2.0%
Other operating expenses	1,676,959		1,501,827		11.7%

Operating profit	2,570,230		1,333,967		92.7%
Finance costs	1,160,045		533,704		117.4%
Taxes	294,806		214,688		37.3%

Net income	1,115,379		585,575		90.5%

EBITDA*	4,432,245		3,159,393		40.3%
EBITDA margin**	39.6%		34.6%		14.5%
SG&A as a % of revenue	19.5%		21.6%		(9.7)%

*	EBITDA - earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin - EBITDA divided by total revenues

EUROTEL CONDENSED CONSOLIDATED BALANCE SHEET

COMPARISON OF FOURTH QUARTER 2003 WITH FOURTH QUARTER 2002

(in thousands of Slovak Crowns)

Assets	4Q03	4Q02	% CHANGE
Non-current assets
Property and equipment	8,141,650	6,905,996	17.9%
Licenses	1,934,129	493,486	291.9%
UMTS license prepayment	—	1,510,506	—
Deferred expenses and other long term assets	112,898	122,938	(8.2)%

	10,188,677	9,032,926	12.8%

Current assets
Inventories	247,073	297,151	(16.9)%
Receivables, prepayments and deferred expenses	1,371,774	1,364,484	0.5%
Current investments	1,216,074	1,676,073	(27.4)%
Cash and cash equivalents	2,092,646	860,203	143.3%

	4,927,567	4,197,911	17.4%

Total assets	15,116,244	13,230,837	14.3%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	1,547,687	430,435	259.6%

	5,282,422	4,165,170	26.8%

Non-current liabilities
Long term notes	—	6,450,732	—
Provisions	96,900	9,600	909.4%
Deferred revenues and other liabilities	107,961	120,662	(10.5)%
Deferred tax liability	222,506	247,369	(10.1)%

	427,367	6,828,363	(93.7)%

Current liabilities
Trade, other payables and deferred revenues	1,922,677	1,996,408	(3.7)%
Current portion of long term notes	7,111,091	190,070	—
Income tax payable	316,451	7,948	3,881.5%
Provisions	56,236	42,878	31.2%

	9,406,455	2,237,304	320.4%

Total liabilities and equity	15,116,244	13,230,837	14.3%

EUROTEL CONDENSED CONSOLIDATED BALANCE SHEET

COMPARISON OF FOURTH QUARTER 2003 WITH THIRD QUARTER 2003

(in thousands of Slovak Crowns)

Assets	4Q03	3Q03	% Change
Non-current assets
Property and equipment	8,141,650	7,590,650	7.3%
Licenses	1,934,129	1,951,595	(0.9)%
Deferred expenses and other long term assets	112,898	111,236	1.5%

	10,188,677	9,653,481	5.5%

Current assets
Inventories	247,073	178,358	38.5%
Receivables, prepayments and deferred expenses	1,371,774	1,520,460	(9.8)%
Current investments	1,216,074	1,622,145	(25.0)%
Cash and cash equivalents	2,092,646	1,370,713	52.7%

	4,927,567	4,691,676	5.0%

Total assets	15,116,244	14,345,157	5.4%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	1,547,687	1,532,962	1.0%

	5,282,422	5,267,697	0.3%

Non-current liabilities
Long term notes	—	6,395,215	—
Provisions	96,900	77,000	25.8%
Deferred revenues and other liabilities	107,961	106,992	0.9%
Deferred tax liability	222,506	424,180	(47.5)%

	427,367	7,003,387	(93.9)%

Current liabilities
Trade, other payables and deferred revenues	1,922,677	1,795,100	7.1%
Current portion of long term notes	7,111,091	4,117	—
Income tax payable	316,451	224,212	41.1%
Provisions	56,236	50,644	11.0%

	9,406,455	2,074,073	353.5%

Total liabilities and equity	15,116,244	14,345,157	5.4%

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 5, 2004	EuroTel Bratislava, a.s.

	By:	/s/ ROBERT CHVÁTAL
Robert Chvátal
Chief Executive Officer

	By:	/s/ Ivan Bošňák
Ivan Bošňák
Chief Financial Officer